UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

RECOVERY ENERGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75626X103

(CUSIP Number)

Edward Mike Davis
200 Rancho Circle
Las Vegas, Nevada 89107

Copy to:

Henry Lichtenberger, Esq.

Sklar Williams PLLC

410 South Rampart Boulevard, Suite 350

Las Vegas, Nevada 89145

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2012

(Date of Event which Requires Filing of this Statement)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D, Amendment No. 10

Under the Securities Exchange Act of 1934

____________________

RECOVERY ENERGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75626X103

(CUSIP Number)

Edward Mike Davis

200 Rancho Circle

Las Vegas, Nevada 89107

Copy to:

Henry Lichtenberger, Esq.

Sklar Williams PLLC

410 South Rampart Boulevard, Suite 350

Las Vegas, Nevada 89145

_____________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 5, 2012

(Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75626X103	13D/A	Page 2 of 4

1.	NAMES OF REPORTING PERSON Edward Mike Davis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨☐ (b) ¨☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (see instructions) IN

This Amendment No. 10 amends the Schedule 13D, Amendment No. 9 filed by the Reporting Person with the Securities and Exchange Commission on November 23, 2012 to adjust the ownership percentage resulting from the sale of the remainder of the shares of the Issuer as described in Item 5(c) below.

Item 5.       Interest in Securities of the Issuer

(a)	0, 0.00%
(b)	0, 0.00%
(c)	The Reporting Person sold 3,015,417 shares of common stock of the Issuer as follows:

(i)	90,513 shares on November 20, 2012 (which sale was previously reported in Item 5(c) to the Reporting Person’s Schedule 13D, Amendment Number 9).
(ii)	116,670 shares on November 21, 2012 (which sale was previously reported in Item 5(c) to the Reporting Person’s Schedule 13D, Amendment Number 9).
(iii)	7,050 shares on November 23, 2012 at a price of $2.05 per share.
(iv)	62,317 shares on November 27, 2012 in the following amounts and price per share: (A) 20,000 shares at a price of $1.80 per share; (B) 12,000 shares at a price of $1.90 per share; (C) 10,000 shares at a price of $1.94 per share; (D) 5,217 shares at a price of $2.02 per share; (E) 10,100 shares at a price of $2.05 per share; and (F) 5,000 shares at a price of $2.10 per share.
(v)	9,041 shares on November 29, 2012 at a price of $1.90 per share.
(vi)	18,700 shares on November 30, 2012 at a price of $1.90 per share
(vii)	2,711,126 shares on December 5, 2012 at a price of $1.51 per share.

Within the last 60 days, no reportable transactions were effected by the Reporting Person except as set forth in this subsection (c).

(d)	None
(e)	Not applicable

Item 6       Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None

Item 7       Materials to be Filed as Exhibits

None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2012	/s/ Edward Mike Davis
Edward Mike Davis

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